INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

November 8, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: Ms. Anu Dubey
Washington, D.C. 20549

Re:
Investment Managers Series Trust (the “Trust”) (CIK: 0001318342)
Post-Effective Amendment No. 652 to the Trust’s Registration Statement
(Accession No.0001398344-15-004283)
File Nos. 333-122901 and 811-21719 on behalf of 361 Long/Short Credit Fund

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 652 under the Act and Amendment No. 665 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-15-004283) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on July 6, 2015 to create a new series of the Trust.  The Amendment is being withdrawn because the Trust has decided not to move forward with the offering of the Fund at this time.  No securities have been issued or sold in connection with this Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ RITA DAM

Rita Dam
Investment Managers Series Trust